SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd

Changning District Shanghai 200336

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒          Form 40-F  ☐

Explanatory Note:

On May 17, 2024, Mr. Xiaoyun Huang tendered his resignation as the Chief Executive Officer and Chairman of the board of directors (the “Board”) of Nisun International Enterprise Development Group Co., Ltd (the “Company”) due to personal reasons. Mr. Huang’s resignation was not the result of any disagreements with the Company, its management or the Board.

Effective May 22, 2024, the Board elected Mr. Jinbao Li, a member of the Board, to serve as the Chairman of the Board. Xiaoyun Huang continues to serve as a director of the Company. Effective May 22, 2024, the Board has appointed Mr. Xin Liu, a member of the Board, to serve as Chief Executive Officer of the Company.

Jinbao Li has served as a member of the Board since September 2020. Since April 2016, Mr. Li has been the Chief Executive Officer of Shanghai Luyao Financial Consulting Co., Ltd (“Luyao Shanghai,” formerly, Shanghai Nami Financial Consulting Co., Ltd.), a consolidated variable interest entity of the Company. As the CEO of Luyao Shanghai, he oversees and is responsible for all aspects of business operations, financial results and development of Luyao Shanghai. From July 2014 to April 2016, he had served as the general manager of Shandong branch of Huizhong Business Consulting (Beijing) Co., Ltd. Mr. Li received an associate degree in Marketing in 2008 from Shandong University of Technology.

Xin Liu has served as a member of the Board since September 2020 and as the Vice President of Luyao Shanghai since April 2016. In his role as a Vice President, he manages various aspects of Luyao Shanghai’s business and operations. From October 2014 to March 2016, he had served as a head manager of the administration and operations department of Shandong branch of Huizhong Business Consulting (Beijing) Co. Prior to that, Mr. Liu had headed the International Trade department of Qingdao Antaixin Group Co., Ltd. from September 2012 to October 2014. Mr. Liu earned his bachelor’s degree in International Business in 2012 from Shandong University of Technology.

EXHIBIT INDEX

Exhibits No.	Description
10.1	Employment Agreement with Xin Liu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nisun International Enterprise Development Group Co., Ltd

Date: June 7, 2024	By:	/s/ Changjuan Liang
	Name:	Changjuan Liang
	Title:	Chief Financial Officer (Principal Financial Officer) and Duly Authorized Officer

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